ANNUAL RETURN CARD FORM

(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

TO:	REGISTERED AND NON-REGISTERED
SHAREHOLDERS OF SILVER STANDARD RESOURCES INC. (the "Company") CUSIP NO. 82823L106

National Instrument 54-101 — Shareholder Communication provides shareholders with the opportunity to elect annually to have their name added to an issuer’s SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to COMPUTERSHARE TRUST COMPANY OF CANADA, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

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Name of Registered/ Non-Registered Shareholder:	________________________________________________
(Please print)

Address:	________________________________________________

________________________________________________

Postal/Zip Code:	________________________________________________

I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED (circle one)
SHAREHOLDER OF SILVER STANDARD RESOURCES INC.

Signature:	_____________________________________

Date:	______________________________________

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